Exhibit 99.1

Lytus Technologies Receives Nasdaq Notification of Noncompliance with Audit Committee Requirements

MUMBAI, INDIA, Aug. 23, 2023 (GLOBE NEWSWIRE) --  Lytus Technologies Holdings PTV. Ltd. (the “Company”) (NASDAQ:LYT), a leading global technology-driven services company, today announced that on August 18, 2023, it received a written notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market (“NASDAQ”) indicating that the Company was not in compliance with NASDAQ’s audit committee requirement as set forth in Listing Rule 5605 (the “Rule”) due to the removal of Mr. Sanjeiiv Chaudhry from the Company's board and audit committee on July 19, 2023.

The Notice also states that NASDAQ will provide the Company a cure period in accordance with NASDAQ Listing Rule 5605(c)(4). Pursuant to NASDAQ Listing Rule 5605(c)(4), such cure period shall be until the earlier of the Company’s next annual shareholders’ meeting or July 19, 2024; or if the next annual shareholders’ meeting is held before January 15, 2024, then the Company must evidence compliance no later than January 15, 2024 to regain compliance with NASDAQ’s continued listing requirements. The Company must also submit to Nasdaq documentation, including biographies of any new directors, evidencing compliance with the listing rule within the cure period.

The Company has remedied this issue by appointing a new director, Parvez Master, who meets the requirements of NASDAQ, to the Company's board of directors, audit committee and compensation committee. In addition, the Company will submit Nasdaq documentation, including the biography of Mr. Master, evidencing compliance with the listing rule within the cure period.

About Lytus Technologies Holdings PTV. Ltd:

Lytus Technologies is a rapidly expanding technology-driven internet platform services organisation with operations in India and USA. The company offers high-value streaming and telemedicine services to over 4 million active users and monthly customers across India and USA. Lytus Technologies is a listed company under the ticker symbol "LYT" on the Nasdaq Capital Market. The firm is one of India's fastest-growing online content and streaming service providers. Through its 5,000-kilometer network of installed fibre and broadband infrastructure, the firm delivers fibre and broadband services to its client base. Currently, Lytus Technologies has nationwide Telecast & Multicast services in India providing retail and commercial customers monthly subscription-based linear video and Internet services.

Forward Looking Statements

Statements in this press release regarding the Company that are not historical facts are forward-looking statements and are subject to risks and uncertainties that could cause actual future events or results to differ materially from such statements. Any such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not directly or exclusively relate to historical facts. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “could,” “would,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “projects,” “forecasts,” “predicts,” “potential,” or the negative of those terms, and similar expressions and comparable terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these expectations may not be achieved. Forward-looking statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to known and unknown risks, uncertainties and other factors outside of our control that could cause our actual results, performance or achievement to differ materially from those expressed or implied by these forward-looking statements.

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Gautam Gupte
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